October 30, 2009

Larry Greene
Office of Disclosure and Review
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Dryden California Municipal Fund / California Income Series (File No. 811-04024 (the “Fund”)
Post-Effective Amendment to Registration Statement

Dear Mr. Greene:

I am writing in response to comments which you provided to me on behalf of the Commission staff by telephone on October 22, 2009 regarding the Fund’s submission of a Post-Effective Amendment to its Registration Statement on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933.  As noted previously, the purpose for the submission of the Post-Effective Amendment under Rule 485(a) was to conform the Fund’s Registration Statement to the requirements of the summary prospectus rules promulgated by the Commission.

As also discussed, to the extent that any of the comments provided by the Commission staff are globally and/or universally applicable to the other funds in the fund complex, we will apply all such comments to the other funds in our fund complex to which the comments would be applicable.

For your convenience, a summary of the staff’s comments is included herein and the Fund’s responses are keyed accordingly, as follows:

Comment:  In the Summary Section, the Annual Fund Operating Expense table does not include disclosure relative to acquired fund expenses, although the Prospectus states that the Fund may invest in exchange-traded funds (ETFs).

Response:  The Annual Fund Operating Expense table does not include disclosure relative to acquired fund expenses because the amount of such expenses is less than the minimum amount required for such disclosure.

Comment:  In the Summary Section, in the discussion of “Portfolio Turnover,” Form N-1A does not specifically permit the statement that “future portfolio turnover may vary.”

Response:  The statement has been deleted.

Comment:  In the Summary Section, in the discussion of “Principal Investment Strategies,” the discussion states that the Fund invests primarily in California municipal bonds, which it explains as “debt obligations or fixed income securities.”  Please explain what is meant by “fixed income securities.”

Response:  TO COME

Comment:  In the Summary Section, in the discussion of “Principal Risks of Investing in the Fund,” please include specific discussion of the current state of the California economy and its impact on Fund investments.

Response:  This section already includes generalized discussion of the factors, including the California economy, which are relevant to the Fund’s investments in California municipal securities.  This section also specifically directs investors to a more complete discussion of recent California economic and political developments in the Statement of Additional Information (SAI).

Comment:  In the Summary Section, in the discussion entitled “Purchase and Sale of Fund Shares,” please confirm that the table displaying minimum initial and subsequent purchase information conforms to font size requirements.

Response:  We have reviewed this table, and believe that it does conform to all requirements relating to font size.

Comment:  In the section entitled “How the Fund Invests,” the discussion of “Other Investments and Strategies” includes a discussion of the Fund’s investments in “derivative strategies.”  Among the derivative strategies listed are “inverse floating rate securities.”  Please explain what these are.

Response:  TO COME

Comment:  In the Statement of Additional Information (SAI), the discussion of “Illiquid or Restricted Securities” does not specifically state the amount of Fund assets which may be invested in such securities.

Response:  The Prospectus states that the Fund’s investment in illiquid securities is restricted to a maximum of 15% of net assets.

The Fund acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Fund may not assert a declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the Registration Statement may be communicated to the undersigned (973-802-6469).

Very truly yours,

/s/ Jonathan D. Shain
Jonathan D. Shain

cc: Larry Greene
(Securities and Exchange Commission)